SECURITIES AND EXCHANGE COMMISSION

         Washington, D.C. 20549


              SCHEDULE 13D

Under the Securities Exchange Act of 1934
            (Amendment No. 4)

           Premier Parks, Inc.
            (Name of Issuer)


Common Stock, par value of $.01 per share)
     (Title of Class of Securities)



               886506 10 4
               (CUSIP No.)


             David A. Jones
             Humana Building
               Sixth Floor
          Fifth and Main Street
       Louisville, Kentucky 40202
             (502) 580-3650


            December 1, 1995
(Date of Event which requires filing of this Statement)


If the filing person has previously filed a Statement on
Schedule 13G to report the acquisition which is the subject of this Statement and is filing this Statement because of Rule
13d-1(b)(3) or (4), check the following box:

(    )

Check the following box if a fee is being paid with this
Statement:

(       )


1.   NAME OF REPORTING PERSON

       David A. Jones

     S.S. OR I.R.S. IDENTIFICATION NO. OF
      ABOVE PERSON

       ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  ( X )   (b)  (   )



3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     BK

5.   CHECK BOX IF DISCLOSURE OF LEGAL
     PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)          (    )



6.   CITIZENSHIP OR PLACE OR ORGANIZATION

     United States

     Number of      7.   SOLE VOTING POWER
     Shares
     Beneficially        477,247 (See Row 11 below)
     Owned By
     Each           8.   SHARED VOTING POWER
     Reporting
     Person
     With                0

                    9.   SOLE DISPOSITIVE POWER

                          477,247 (See Row 11 below)

                   10.   SHARED DISPOSITIVE POWER

                         0



 11.    AGGREGATE AMOUNT BENEFICIALLY
        OWNED BY EACH REPORTING PERSON

          477,247 shares of Common Stock, $0.01 par value, of Premier Parks, Inc. (as adjusted to reflect a 1:5 reverse stock split declared on May 6, 1996).


 12.    CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES SHARES   (    )


 13.    PERCENT OF CLASS REPRESENTED BY
        AMOUNT IN ROW (11)

           8.9%

 14.    TYPE OF REPORTING PERSON

           IN




  1.    NAME OF REPORTING PERSON

         JG Partnership, Ltd.

        S.S. OR I.R.S. IDENTIFICATION NO. OF
         ABOVE PERSON

         61-1294111

  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (a)  ( X  )   (b)  (   )

  3.    SEC USE ONLY


  4.    SOURCE OF FUNDS

         AF

  5.    CHECK BOX IF DISCLOSURE OF LEGAL
        PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)          (    )


  6.    CITIZENSHIP OR PLACE OR ORGANIZATION

         United States

       Number of      7.   SOLE VOTING POWER
       Shares              477,247 (See Row 11 below)
       Beneficially   8.   SHARED VOTING POWER
       Owned By            0
       Each
       Reporting      9.   SOLE DISPOSITIVE POWER
       Person              477,247 (See Row 11 below)
       With          10.  SHARED DISPOSITIVE POWER
                           0


 11.   AGGREGATE AMOUNT BENEFICIALLY
       OWNED BY EACH REPORTING PERSON

          477,247 shares of Common Stock, $0.01 par value, of Premier Parks, Inc. (as adjusted to reflect a 1:5 reverse stock split declared on May 6, 1996).

 12.   CHECK BOX IF THE AGGREGATE AMOUNT IN
       ROW (11) EXCLUDES SHARES   (    )

 13.   PERCENT OF CLASS REPRESENTED BY
       AMOUNT IN ROW (11)

           8.9%

 14.   TYPE OF REPORTING PERSON

           PN


             AMENDMENT NO. 4

     THIS AMENDMENT NO. 4 hereby amends Items
2, 3, 4, 5, 6, and 7 of the Schedule 13D, dated August 15,
1995, filed with the Securities and Exchange Commission by and on behalf of David A. Jones.

ITEM 1.   Security and Issuer.

     Not Amended.

ITEM 2.   Identity and Background.

     ITEM 2 is hereby amended to add the following at the end thereof:

     JG Partnership, Ltd. (the "Partnership") is a limited partnership organized under the laws of the Commonwealth of Kentucky on December 1, 1995 and engaged primarily in the business of owning, acquiring, and selling investments.
The address of its principal place of business is c/o David
A. Jones, 500 West Main Street, Louisville, Kentucky
40202. Since its organization, neither the Partnership nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in or subjected it or them to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Partnership acquired 477,247 shares (the
"Shares") of Common Stock, $0.01 par value (Premier
Common Stock), of Premier Parks, Inc. ("Premier") (as adjusted to reflect a 1:5 reverse stock split declared on May 6, 1996) by assignment from David A. Jones as partial consideration for the issuance of (i) a 0.51% general partnership interest and a 49.5% limited partnership interest in the Partnership to Mr. Jones and (ii) a 0.49% general partnership interest and a 49.5% limited partnership interest in the Partnership to Mr. Jones' spouse, Betty A. Jones. On December 29, 1996 Mr. Jones and Mrs. Jones each assigned a 0.5% limited partnership interest to a non-profit foundation. On December 31, 1995, Mrs. Jones assigned her remaining 49% limited partnership interest in the Partnership to Mr. Jones. On January 3, 1995, Mr. Jones assigned a 98% limited partnership interest in the Partnership to the David A. Jones Venture Capital Qualified Annuity Trust
(the "Trust"), of which Mrs. Jones is the sole trustee. Mr. Jones receives a fixed annual payment from the Trust.

     Mr. Jones and Mrs. Jones are the two general partners of the Partnership. A 0.49% general partnership interest is held by Mrs. Jones. A 0.51% general partnership interest is held by Mr. Jones, who is also the Managing Partner of the Partnership. Mr. Jones will serve in that capacity until a successor Managing Partner is elected by a majority in interest of the general partners. The Managing Partner has the sole right, power and authority on behalf of the Partnership to manage, acquire, hold, sell or otherwise dispose of the property of the Partnership.


ITEM 3.   Source and Amount of Funds or Other
Consideration.

     ITEM 3 is hereby amended to read in its entirety as follows:

     The Partnership issued general and limited partnership interests in exchange for the Shares. See ITEM 2.


ITEM 4.   Purpose of Transaction.

     ITEM 4 is hereby amended to add the following at the end thereof:

     The Partnership acquired the Shares for investment.
The Partnership does not have any plans or proposals which relate to or would result in:

     (a) Except as set forth below, the acquisition by any person of additional securities of Premier, or the disposition of securities of Premier;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving
Premier or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of Premier or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of Premier, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of Premier;

     (f)  Any other material change in Premier's
business or corporate structure;

     (g)  Changes in Premier's charter, bylaws or
instruments corresponding thereto or other actions which may impede the acquisition of control of Premier by any person;

     (h) Causing a class of securities of Premier to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i)  A class of equity securities of Premier
becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

     The Partnership and Mr. Jones anticipate that they will purchase shares in the public offering of Premier Common Stock expected to close on or about May 31, 1996. The Partnership reserves the right to formulate plans or proposals to take such action, with respect to any or all of the foregoing matters and any other matters as he, she or it may determine.


ITEM 5.   Interest in Securities of Premier.

     ITEM 5 is hereby amended in its entirety to read as follows:

     a.  The Partnership beneficially owns 477,247 shares
Premier Common Stock, which consists of 356,035 shares issued and outstanding and 121,212 shares not outstanding
(based on the current conversion price) which are issuable upon conversion of the Preferred Stock beneficially owned by the Partnership. Based on the current conversion price, upon conversion of the Preferred Stock, the Partnership would beneficially own 8.9% of the issued and outstanding shares of Premier Common Stock.

     b.  As Managing Partner of the Partnership, Mr.
Jones has sole voting and dispositive power with respect to such shares.

     c. Neither Mr. Jones nor the Partnership has effected any transactions in Premier Common Stock during the past sixty days.

     d. To the knowledge of Mr. Jones and the Partnership, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of Premier.

     ITEM 6 is hereby amended in its entirety to read as follows:

     Mr. Jones is the Managing Partner and a general partner of the Partnership. By virtue of the Limited
Partnership Agreement of JG Partnership, Ltd., the Managing
Partner has all voting and dispositive power over the Shares.

     The Partnership was created by the Limited Partnership
Agreement of JG Partnership, Ltd.  By virtue of the
Assignment by Mr. Jones to the Partnership, dated November
29, 1995, the Partnership has all right, title and interest in and to the Shares.


ITEM 7.   Material to be filed as Exhibits.

     The following exhibits are attached hereto or incorporated herein by reference:

          Exhibit No.         Description

          99.1            Assignment by David A. Jones
                          to JG Partnership, Ltd., dated
                           November 29, 1995

          99.2            Agreement of Partnership
                          of JG Limited Partnership, Ltd.,
                          dated November 29, 1995

          99.3            Agreement between David A. Jones
                          and JG Partnership, Ltd.,
                          dated May 24, 1995, to file a single 13D

               SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: May 24, 1996



                              /s/ David A. Jones
                              David A. Jones,
                              Individually



                              JG PARTNERSHIP, LTD.


                              By:/s/ David A. Jones
                              David A. Jones, Managing Partner



              EXHIBIT INDEX



Exhibit

99.1      Assignment by David A.
          Jones to JG Partnership, Ltd.,
          dated November 29, 1995

99.2       Agreement of Limited Partnership
           of JG Partnership, Ltd., dated
           November 29, 1995

99.3       Agreement between David A. Jones
           and JG Partnership, Ltd.,
           dated May 24, 1995, to file
           a single 13D